

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 22, 2018

Via E-mail
Warren M. Rehn
Chief Executive Officer
Golden Minerals Company
350 Indiana Street, Suite 800
Golden, Colorado 80401

     Re: Golden Minerals Company
           Registration Statement on Form S-1
           Filed June 7, 2018
           File No. 333-225483

Dear Mr. Rehn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hillary Daniels at (202) 551-3959 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Brian Boonstra, Esq.
       Davis Graham & Stubbs LLP